SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                               For April 22, 2003




                           THE BANK OF BERMUDA LIMITED
                 (Translation of registrant's name into English)


                                 6 Front Street
                                 Hamilton HM 11
                             Hamilton HM DX, Bermuda
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F   X              Form 40-F
                   -----                      -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     ---

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                        No   X
             -----                     -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -----

                           THE BANK OF BERMUDA LIMITED

         On April 22, 2003, The Bank of Bermuda Limited announced its financial results for the quarter ended March 31, 2003. The press release with respect to this matter is attached as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference. The summary financial data that was made publicly available with respect to this matter is attached as Exhibit 99.2 to this Form 6-K and is incorporated herein by reference.



      Exhibit Index

      99.1              Press Release, dated April 22, 2003.

      99.2              Summary Financial Data for quarter ended March 31, 2003.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         THE BANK OF BERMUDA LIMITED


                                         By:  /s/ Alison J. Satasi
                                              -----------------------------
                                              Name:  Alison J. Satasi
                                              Title:  Head of Investor Relations

Date:    April 22, 2003








                                      -3-